Mission NewEnergy Limited

One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

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19 September 2012

Shareholder lodges application with Takeovers Panel

Mission NewEnergy Limited(ASX:MBT) advises that McDermott Industries Limited (a shareholder of the company), the private investment company of Ir Lee, the founder and Chief Executive Officer of KNM group has today lodged an application with the Takeovers Panel in respect of the proposed financial restructure announced by the company on 17 August 2012. KNM and Mission currently have a pending substantial legal case in arbitration as previously announced.

Mission is reviewing the application and will respond to the application in due course.

- Announcement Ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and a Jatropha plantation company and is moving downstream into palm oil processing.

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:
James Garton
Phone: + 0438657057
james@missionnewenergy.com